Filed pursuant to Rule 424(b)(3)

Registration No. 333-129743

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 16, 2005)

UDR, Inc.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

This prospectus supplement amends and supplements the Prospectus dated November 16, 2005, included in Form S-3 filed by UDR, Inc. (the “Company”) (successor by merger to United Dominion Realty Trust, Inc.) with the Securities and Exchange Commission on November 16, 2005 (the “Prospectus”), relating to our Dividend Reinvestment and Stock Purchase Plan (the “Plan”). This prospectus supplement should be read in conjunction with the Prospectus, is qualified by reference to the Prospectus, and may not be delivered without the Prospectus. Except as expressly stated below as supplementing or superseding the information contained in the Prospectus, all other information set forth in the Prospectus is unchanged. Capitalized terms used in this prospectus supplement but not defined herein will have the same meanings as specified in the Prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “UDR.” On July 20, 2026, the last reported sale price of our common stock on the New York Stock Exchange was $39.74 per share.

This prospectus supplement constitutes part of the Prospectus and should be retained for future reference.

Investing in our securities involves various risks. See “Risk Factors” on page 3 of the accompanying Prospectus as well as the risk factors contained in documents we file with the Securities and Exchange Commission and which are incorporated by reference in this prospectus supplement and the accompanying Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

__________________________________________

The date of this prospectus supplement is July 21, 2026.

The following information supplements and updates the information contained in the Prospectus.

(1)	All references to “United Dominion Realty Trust, Inc.” and any other terms that refer thereto in the Prospectus are replaced with “UDR, Inc.” and references thereto. The reference to our website at “www.udrt.com” is replaced with “www.udr.com.”

(2)	All references to “quarter” and “quarterly” are replaced with “month” and “monthly,” respectively.

(3)	All references in the Prospectus to “$25,000” in relation to the maximum amount of additional cash payments that a participant may make in the Plan per quarter are replaced with references to “$8,333.”

(4)	All references to “8.60% Series B Cumulative Redeemable Preferred Stock” and any other terms that refer thereto, and all disclosures related thereto, are hereby deleted.

(5)	All references to “Wells Fargo Shareowner Services,” “Wells Fargo Bank, N.A” and any other terms that refer thereto are replaced with references to “Equiniti Trust Company, LLC.”

(6)	In response to question number 2. (“What are the advantages and possible disadvantages of the Plan?”)

●	The emphasized language is added to the response relating to statements: “Statements. Regular statements of account will be mailed to Plan participants after each investment to provide simplified record-keeping. You may elect to have your statements and other information sent to you automatically by initiating eDelivery through shareowneronline.com.”

●	The dollar amount in the following response is updated from $25,000 to $50,000 and the emphasized language is added: “Telephone Privileges. If you have established automated privileges on your account, you can… sell some or all of your Plan shares if the current market value of the shares to be sold is $50,000 or less (certain restrictions may apply).”

(7)	The answer to question number 4. (“Who administers the Plan for the Plan participants?”) is hereby replaced in its entirety with the following:

“Equiniti Trust Company, LLC (“Equiniti”) administers the Plan and also serves as our transfer agent. The Plan Administrator holds certificates for shares of common stock held in your Plan account, keeps records and sends statements of your account to you. Shares purchased under the Plan are registered in the name of the Plan Administrator or its nominee, as agent, and credited to the accounts of Plan participants.

All communications regarding the Plan should be sent to:

UDR, Inc.
Dividend Reinvestment and Stock Purchase Plan
Equiniti Trust Company, LLC
P.O. Box 64856
St. Paul, MN 55164-0856

For Certified/Overnight Mail:
Equiniti Trust Company, LLC
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

General Information:
Tel: 1-800-468-9716

Tel: 651-450-4064 (outside the United States)

An automated voice response system is available 24 hours a day, 7 days a week. Customer Care Specialists are available from 7:00 a.m. to 7:00 p.m., Central Time, Monday through Friday.

Internet:

shareowneronline.com

Available 24 hours a day, 7 days a week for access to your account information and answers for many common questions and general inquiries.

To register for online access:

If you are an existing, registered shareowner:

1.	Go to shareowneronline.com
2.	Click Register and then I want to register for online access
3.	Select UDR, Inc. and enter your EQ Account Number
4.	Select your Authentication* method
5.	Follow the steps to provide your information, create your secure profile, and access your online account.

*If you need your Authentication ID to continue, select Authentication ID and Please send my Authentication ID, then click Send ID.

Email:

Login to your account at shareowneronline.com and select Contact Us.”

(8)	The following sentence in question 11. (“When will dividends and optional cash payments be invested in shares of common stock?”): “Payment dates for common stock dividends are ordinarily on or about the last business day of January, April, July and October.” is replaced with “Payment dates for common stock dividends are ordinarily on or about the last business day of each month.”

(9)	The fourth paragraph in question number 14. (“How are optional cash payments made?”) is hereby replaced in its entirety with the following:

“A participant may set up a monthly automatic withdrawal from a designated bank account. The request may be submitted online or by sending an Authorization Card by mail. Requests are processed and become effective as promptly as administratively possible. Once the automatic withdrawal is initiated, funds will be debited from the participant’s designated bank account on or about the 25th of each month and will be invested in UDR, Inc. common stock on the next investment date. Changes or discontinuation of automatic withdrawals can be made online or by telephone. To be effective with respect to a particular investment date, a change request must be received by the Plan Administrator at least 15 business days prior to the investment date.”

(10)	The answer to question number 21. (“How does a Plan participant terminate participation in the Plan?”) is hereby replaced in its entirety with the following:

“A participant may terminate participation in the Plan at any time by instruction to the Plan Administrator. Requests can be made by telephone or through the mail. A participant requesting termination may elect to retain UDR, Inc. shares or to sell all or a portion of the shares in the account. If a participant chooses to retain the Plan shares, they will be converted and held in book-entry DRS. Any fractional shares will be sold and a check will be sent to the participant for the proceeds. If a participant chooses to sell the Plan shares, the Plan Administrator will sell such shares at the current market value and will send the proceeds to the participant, less fees and any applicable taxes. If no election is made in the request for termination, whole Plan shares will be converted to book-entry DRS. Upon termination, any uninvested contributions will be returned to the participant. Any future dividends will be paid in cash, unless the participant rejoins the Plan.

If the participant’s request to terminate their participation in the Plan is received on or after a dividend record date, but before the dividend payable date, the participant’s termination will be processed as soon as administratively possible, and a separate dividend check will be mailed to the participant.

Beneficial owners holding their shares of common stock through a broker, bank or other nominee should consult the broker, bank or other nominee regarding procedures for withdrawal.

If a participant moves his or her residence to a jurisdiction where shares offered pursuant to the Plan are neither registered nor exempt from registration under applicable securities laws, we may deem the participant to have terminated participation in the Plan.

Your participation in the Plan will be terminated if you do not have at least one full share registered in your name or in your Plan account.”

(11)	The answer to question number 30. (“What are the costs to a participant in the Plan?”) is hereby replaced in its entirety with the following:

“The following is a list of fees associated with participation in the Plan.

Summary

Minimum cash investments
Minimum one-time optional cash purchase	$50.00
Minimum recurring automatic investments	$50.00
Maximum cash investments
Maximum monthly investment	$8,333.00
Dividend reinvestment options
Reinvest options	Full, Partial

Fees

Investment fees
Dividend reinvestment	Company Paid
Check investment	Company Paid
One-time automatic investment	Company Paid
Recurring automatic investment	Company Paid
Dividend purchase trading commission per share	Company Paid
Optional cash purchase trading commission per share	Company Paid
Sales fees
Batch Order	$15.00
Sale trading commission per share	$0.12
Direct deposit of sale proceeds	$5.00
Other fees
Certificate deposit	Company Paid
Returned check / Rejected automatic bank withdrawals	$35.00 per item
Prior year duplicate statements	$15.00 per year”

(12)	The following sentence is deleted: “Our reports, proxy statements and other information about us may also be inspected at: The New York Stock Exchange, 20 Broad Street, New York, New York 10005.”